December 29, 2005

Alberto de Cardenas
Executive Vice President and General Counsel
MasTec, Inc.
800 Douglas Road, 12th Floor
Coral Gables, Florida 33134

Re:	MasTec, Inc.
	Amendment No. 1 to
	Registration Statement on Form S-1
	Filed on December 20, 2005
	File No. 333-129790

Dear Mr. de Cardenas:

      We have reviewed the registration statement as amended in response to our comments, and have the following additional comments.
We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation of Directors, page 66

1. Please discuss the new Deferred Fee Plan for the benefit of the company`s board of directors that is reported in your 8-K dated
December 19, 2005.

Underwriters, page 75

2. As requested in our prior letter, please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally, or confirm that the Division`s Office of Chief Counsel has reviewed and approved these procedures. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.


	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3760 if you have any questions.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Paul Berkowitz, Esq.
	Greenberg Traurig, P.A.
	1221 Brickell Avenue
	Miami, Florida 33131


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Alberto de Cardenas
MasTec, Inc.
December 29, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE